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Jefferson National Life Insurance Company
9920 Corporate Campus Drive, Suite 1000
Louisville, KY 40223

May 5, 2004

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Jefferson National Life Insurance Company (the "Company") Jefferson National Life Annuity Account J (the "Registrant") Withdrawal of submission
         File Numbers 333-112217 and 811-21498
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         CIK # 0001274199
         Accession #  0001047469-04-015321
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Dear Sir/Madam:


On May 3, 2004, the above referenced 485(b) filing was forwarded in error via Edgar. It has been determined that the 485(b) filing should have been filed as an N-4/A filing. Therefore, under Form type AW we are requesting withdrawal of the previously accepted filing (accession number
0001047469-04-015321) and will be resubmitting the filing as pre-effective amendment number 1 under form N-4/A.

Please contact me with any questions or comments you may have concerning this request. I may be reached at the above address or by phone at (502) 587-3872. Thank you.

Sincerely,
Jefferson National Life Insurance Company
By: /s/ Meg Cullem-Fiore
    --------------------------
        Meg Cullem-Fiore
        Deputy General Counsel